Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

April 5, 2024

[VIA EDGAR]

Mr. Mark Cowan, Esq.

U.S. Securities and Exchange Commission

100 F Street NE

Washington, DC 20549-0506

Re:	Transamerica Life Insurance Company
Transamerica Structured Index AdvantageSM Annuity: Post-Effective Amendment
No. 1 to Form S-1 Registration Statement (File No. 333-269398)

Mr. Cowan:

This letter responds to comments that you provided on March 27, 2024, with respect to the above-referenced filing for the Transamerica Structured Index AdvantageSM Annuity. Upon filing the next post-effective amendment, we intend to request acceleration of effectiveness for no later than May 1, 2024, as necessary to comply with Section 10(a)(3) of the Securities Act.

For your convenience, I have restated those comments below, and followed each comment with our response. We have separately provided a draft revised prospectus (courtesy copy) reflecting our responses to the Commission staff’s comments.

Comment 1: Minimum downside protection: We note that for new contracts there are no guaranteed minimum Buffer rates on future index options. As already disclosed, Transamerica guarantees that they will always offer a specified index option (S&P 500® Index, 1-Year Crediting Period, Buffer (Buffer Rate: 10%), Cap (Cap Rate: No lower than 2.00%), no Credit Advantage Fee), so an investor purchasing the contract knows that they will always have at least one option with downside protection of a -10% buffer. Transamerica should accompany this disclosure of always offering this particular index option with disclosure stating what this means (e.g., This means that in the future the contract may offer index options with terms that the investor does not find acceptable, including index options with no downside protection, and if the investor then wants to surrender, they may be subject to [whatever the contract may impose upon surrender: negative interim value adjustment, negative market value adjustment, surrender charges] plus be subject to taxes and possibly tax penalties.

Response: Disclosure has been revised. Please see attached courtesy copy.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

With regard to guaranteed minimum downside rates, the Company has added additional disclosure indicating that it may offer Index Account Options that provide only minimal downside protection. The Company represents that it will not offer any Index Account Options that provide no downside protection and, as such, has not added disclosure about possibly offering Index Account Options with no downside protection.

The Company notes that the requested risk disclosure already appears in numerous places throughout the prospectus (Cover Page, Product Risk Factors – Allocation Account Availability Risk, Selecting Allocation Accounts For Investment), and already appears in close proximity to the disclosure at issue. The Company has revised the existing risk disclosure based on the staff comment, added the risk disclosure to more places in the prospectus (Summary – Allocation Accounts, Available Index Account Options), and moved the risk disclosure to be even closer in proximity where possible.

Comment 2: Minimum upside protection: Regarding new contracts, we see that disclosure has been added stating, “In no event would we offer an Index Account Option that does not provide for the possibility of investment gain.” While we appreciate this added disclosure, if the company does not specify a minimum percentage for each type of upside limit, then an investor has no idea how low the upside limits might be over the life of the contract. In such a case, we ask that Transamerica also include disclosure on the cover (and elsewhere) stating something to the effect of “We do not guarantee that we will always credit interest to an index option when there is a positive index return.” In the staff’s view, disclosing only that there will always be some amount of upside gain is deficient. If, however, Transamerica discloses that it has a de minimis minimum, say 0.25% cap and 5% participation rate, then investors are put on notice. Without such disclosure, investors might set their expectations off the current rates and not have any appreciation for how low the upside limits could be.

Response: Disclosure has been revised. Please see attached courtesy copy.

The Company has revised the above-referenced disclosure as follows: “In no event would we offer an Index Account Option that does not provide for the possibility of investment gain. However, within any guaranteed limits to which we are subject, the guaranteed minimum rate(s) associated with an Index Account Option’s upside feature and, in turn, the potential for investment gain could be minimal. Further, we may offer Index Account Options that provide only minimal downside protection. The risk of investment loss could be significantly greater than the potential for investment gain.”

The Company respectfully declines the staff’s suggestion to set a guaranteed minimum upside rate for Index Account Options that may be offered in the future under new contracts. The Company also respectfully declines to state “We do not guarantee that we will always credit interest to an index option when there is a positive index return.” Such a statement implies that the Company could offer an Index Account Option that provides no upside potential. The Company represents that it would never offer any such Index Account Option. Offering an investment option with no upside potential would be counter to the Company’s values and would raise serious legal questions under state and federal law related to, e.g., fraud, breach of contract, market conduct, suitability, and material misstatements.

Administrative Office: 6400 C Street SW Cedar Rapids, IA 52499

The Company also respectfully disagrees that investors’ expectations could be undermined as contemplated by the staff comment. The prospectus clearly and prominently states, in numerous places, that the only guarantee regarding the availability of Index Account Options is that the Company will always offer the S&P 500® Index, 1-Year Crediting Period, Buffer (Buffer Rate: 10%), Cap (Cap Rate: No lower than 2.00%), and no Credit Advantage Fee, and that no other Index Account Option may be available for investment in the future. The prospectus also clearly and prominently states, in numerous places, that if the single Index Account Option guaranteed to be available is not acceptable to an investor, the investor should not buy the Policy. In light of that disclosure, the customer does, in fact, know what the upside limits might be over the life of the Policy. At a minimum, the customer will always be able to invest an Index Account Option with a Cap Rate no lower than 2.00%.

If you have any questions regarding these responses, please contact Brian Stallworth at (720) 488-7884 or brian.stallworth@transamerica.com. I appreciate your assistance with this filing.

Sincerely,

/s/ Brian Stallworth
Brian Stallworth
Assistant General Counsel